SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under The Securities Exchange Act of 1934
                               (Amendment No. 4)*


                          Winton Financial Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)


                                   9776446104
                                 (CUSIP Number)


                  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

                  The information required in the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP    No.      9776446104

1)       Name of Reporting Persons
         S.S. or I.R.S. Identification No. of Above Persons

         Henry L. Schulhoff
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2)       Check the Appropriate Box if a Member of a Group

         (a)                                (b)
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3)       SEC Use Only


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4)       Citizenship or Place of Organization:       United States

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Number of Shares:                   5)       Sole Voting Power:  128,300
Beneficially
Owned By                            6)       Shared Voting Power:  15,600
Each
Reporting                           7)       Sole Dispositive Power:  128,300
Person
With                                8)       Shared Dispositive Power:  15,600

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9)       Aggregate Amount Beneficially Owned By Each Reporting Person: 143,900

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10)      Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares
         (See Instructions)
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11       Percent of Class Represented by Amount in Row 9:     7.08%
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12)      Type of Reporting Person (See Instructions):         IN


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Item 1 (a)      Name of Issuer

                Winton Financial Corporation

Item 1(b)       Address of Issuer's Principal Executive Offices:

                5511 Cheviot Road
                Cincinnati, OH 45239

Item 2(a)       Name of Person Filing

                Henry L. Schulhoff

Item 2(b)       Address of Principal Business Office or, if none, Residence

                7 West Seventh Street, # 1920
                Cincinnati, OH 45202

Item 2(c)       Citizenship

                United States of America

Item 2(d)       Title and Class of Securities:

                Common Stock

Item 2(e)       CUSIP Number

                9776446104

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

      (a)          Broker or Dealer registered under Section 15 of the Act

      (b)          Bank as defined in Section 3(a)(6) of the Act

      (c)          Insurance Company as defined in Section 3(a)(19) of the Act

      (d) Investment Company registered under Section 8 of the Investment Company Act

      (e) Investment Advisor registered under Section 203 of the Investment Advisers Act of 1940

      (f) Employee Benefit Plan or Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss. 240.13d-1(b)(1)(ii)(F)

      (g) Parent Holding Company in accordance with ss. 240.13d-1(b)(ii)(G)

      (h)          Group in accordance with ss. 240.13d-1(b)(1)(ii)(H)

Item 4.         Ownership

      (a)          Amount Beneficially Owned:  143,900

                   Percent of Class:  7.08%

      (b)          Number of shares as to which such person has:

                  (i)       Sole power to vote or to direct vote  128,300

                  (ii)      Shared power to vote or to direct vote  15,600

                  (iii)     Sole power to dispose or direct the disposition of
                            128,300

                  (iv)      Shared power to dispose or direct disposition of
                            15,600

Item 5.         Ownership of Five Percent or Less of a Class

                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .

                Instruction: Dissolution of a group requires a response to this item.

Item 6.         Ownership of More Than Five Percent on Behalf of Another Person

                The reporting person's spouse owns 8,800 shares, with respect to which the reporting person disclaims beneficial ownership. In addition, 6,800 shares are held by Schulhoff & Company, Inc., with respect to which the reporting person shares voting and investment power.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                Inapplicable

Item 8.         Identification and Classification of Members of the Group

                Inapplicable

Item 9.         Notice of Dissolution of Group

                Inapplicable

Item 10.        Certification

                Inapplicable,  this  statement  is filed  pursuant to Rule
                13d-1(b).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 30, 1998


Henry L. Schulhoff
Signature

Henry L. Schulhoff
Name/Title